Exhibit 99.2

Special General Shareholders Meeting of	Special General Shareholders Meeting
SHL Telemedicine Ltd.	SHL Telemedicine Ltd.
Date: May 9, 2024	to be held May 9, 2024
See Voting Instruction On Reverse Side.	For Holders as of April 2, 2024
Please make your marks like this: ☒ Use pen only

● Mark, sign and date your Voting Instruction Form.
● Detach your Voting Instruction Form.
● Return your Voting Instruction Form in the
    postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST May 2, 2024.

PROXY TABULATOR FOR
SHL TELEMEDICINE LTD.
P.O. BOX 8016
CARY, NC 27512-9903

Agenda:		For	Against	Abstain
1.	To approve the Company’s Compensation Policy for Executive Officers and Directors for a period of three years from the date of the Special General Meeting	☐	☐	☐

		Yes	No
	1(a). Are you a “Controlling Shareholder” [1] or do you have a “personal benefit or other interest” [1] in the proposal [2] If you checked “YES”, please describe:	☐	☐

[1]	As such term is defined in the Israel Companies Law and as described in the Proxy Statement for the Special General Meeting.

[2]	In the event you either fail to check this box or mark “Yes” but fail to describe the nature of your personal benefit or other interest, your vote will not be counted.

EVENT #

CLIENT #
Authorized Signatures - This section must be
completed for your instructions to be executed.

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above
Please separate carefully at the perforation and return just this portion in the envelope provided.

SHL Telemedicine Ltd. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. EST on May 2, 2024)

The undersigned Holder of American Depositary Receipts (“ADRs” ) hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other deposited securities represented by such ADRs of SHL Telemedicine Ltd. (the “Company”) registered in the name of the undersigned on the books of the Depositary as of the close of business April 2, 2024, at the Company’s Special General Shareholders Meeting to be held on May 9, 2024, at 5:00 p.m. Israel time at the Company’s offices at Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel.

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR